1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

Press Statement

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Mike Ma, Spokesperson mikema@spil.com.tw +886-4-25341525#7890

Preliminary response to ASE’s letter

Announcement Unit: Siliconware Precision Industries Co., Ltd.

Announcement Date: 2015/12/21

December 21, 2015 — Siliconware Precision Industries Co., Ltd. (Taiwan Securities Exchange code: 2325, NASDAQ code: SPIL) (“The Company”) received ASE’s proposal on December 14, 2015 regarding the acquisition of 100% of the Company’s shares in cash according to the Business Mergers And Acquisitions Act and other relevant laws and regulations in Taiwan. Because the content of the letter may result in significant impact on the Company’s future operations, the Company will assess the proposal based on the best interest of the Company’s future development, shareholders, customers, and employees. The proposal is set to be discussed during the board of directors’ meeting on December 28, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: December 21, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer